SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
        13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. )*

                             barnesandnoble.com inc.
                             -----------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                              --------------------
                         (Title of Class of Securities)

                                   067846 10 5
                                   -----------
                                 (CUSIP Number)

                               Mr. Leonard Riggio
                              Barnes & Noble, Inc.
                                122 Fifth Avenue
                               New York, NY 10011

                                 with copies to:

                               Jay M. Dorman, Esq.
                                 Bryan Cave LLP
                           1290 Avenue of the Americas
                               New York, NY 10104
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 22, 2002
                                ----------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 067846 10 5                   13D                        Page 2 of 14

_____________________________________________________________________________

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Barnes & Noble, Inc.
_____________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________

3    SEC USE ONLY
_____________________________________________________________________________

4    SOURCE OF FUNDS

     WC
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________

NUMBER OF      7    SOLE VOTING POWER

SHARES              58,194,001
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           58,194,001
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      115,764,002
_____________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [ ]
_____________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71.0%
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

CUSIP No. 067846 10 5                   13D                        Page 3 of 14

_____________________________________________________________________________

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     B&N.com Holding Corp.
_____________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________

3    SEC USE ONLY
_____________________________________________________________________________

4    SOURCE OF FUNDS

     WC
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________

NUMBER OF      7    SOLE VOTING POWER

SHARES              58,194,001
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           58,194,001
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      115,764,002
_____________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [ ]
_____________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71.0%
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

CUSIP No. 067846 10 5                   13D                        Page 4 of 14

Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the Class A Common Stock, $0.001 par value per share (the "Shares"), of barnesandnoble.com inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 76 Ninth Avenue, New York, NY 10011. The Issuer is a holding company, and according to the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, the Issuer's sole asset is its 27.6% equity interest in barnesandnoble.com llc, a Delaware limited liability company ("bn.com"), and its sole business is acting as the sole manager of bn.com.

Item 2. Identity and Background.

     (a) The names of the persons filing this statement are (i) Barnes & Noble, Inc., a Delaware corporation ("B&N"), and (ii) B&N.com Holding Corp., a Delaware corporation and a wholly owned subsidiary of B&N ("B&N Holding"). B&N is the largest retail bookseller in the United States. B&N Holding is a holding company for B&N's investment in the Issuer and bn.com. B&N and B&N Holding are referred to collectively as the "Reporting Persons".

     (b)-(c) and (f) The address of the principal business and the principal office of each of the Reporting Persons is 122 Fifth Avenue, New York, NY 10011. The name, business address, present principal occupation or employment, citizenship and certain other information relating to each director and executive officer of each of the Reporting Persons is set forth on Schedule A attached hereto and incorporated herein by reference.

     (d)-(e) During the last five years, none of the Reporting Persons, and to the best of their knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     On October 22, 2002, by virtue of forming a "group" with Bertelsmann AG ("Bertelsmann") to coordinate purchases of Shares in the open market and through privately negotiated transactions, the Reporting Persons were deemed to have acquired beneficial ownership of the 57,500,001 Shares beneficially owned on such date by Bertelsmann. The Reporting Persons did not expend any funds in connection with the formation of the group. However, the Reporting Persons plan to acquire Shares, from time to time subject to market conditions, in the open market or through privately negotiated transactions, and will fund such purchases with internally generated funds.

Item 4. Purpose of Transaction.

     Effective October 31, 1998, the Reporting Persons formed a joint venture with Bertelsmann and its wholly owned subsidiary BOL.US Online, Inc. (collectively, the "Bertelsmann Parties"). In connection with the formation of the joint venture, the Reporting Persons, on the one hand, and the Bertelsmann Parties, on the other hand, each acquired a 50% membership interest in bn.com. In connection with the Issuer's initial public offering of Shares in May 1999, the foregoing 50% membership interests of the Reporting Persons, on the one hand, and the Bertelsmann Parties, on the other hand, were converted into (i) 57,500,000 membership units in bn.com and (ii) one share of super voting common stock in the Issuer. The membership units and the shares of super voting common stock are convertible into Shares on a 1-to-1 basis. Consequently, the Reporting Persons, on the one hand, and the Bertelsmann Parties, on the other hand, each became the beneficial owners, within the meaning of Exchange Act Rule 13d-3, of 57,500,001 Shares upon the consummation of the Issuer's initial public offering in May 1999.

     On October 1, 2002, B&N announced that, subject to market conditions and from time to time, it intends to purchase up to $10 million of Shares in the open market or through privately negotiated transactions.

CUSIP No. 067846 10 5                   13D                        Page 5 of 14

     On October 23, 2002, Bertelsmann announced that it intends to purchase, from time to time subject to market conditions and securities law considerations, Shares in the open market or through privately negotiated transactions, and that it will coordinate these purchases of Shares with the purchases by B&N.

     On October 22, 2002, prior to Bertelsmann's announcement described above, the Reporting Persons and Bertelsmann agreed to coordinate their purchases of Shares in order to, among other things, comply with the safe harbor provisions of Exchange Act Rule 10b-18, including the "one broker" requirement and the volume limitations, until such time as the Reporting Persons decide to terminate their purchase program.

     The Reporting Persons intend to review their holdings in the Issuer and bn.com on a continuing basis and, depending upon the price and availability of the Shares, subsequent developments affecting the Issuer and bn.com, the business prospects of the Issuer and bn.com, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer and bn.com. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer and bn.com.

     Except as set forth in this Statement, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) Prior to the formation of a group with Bertelsmann on October 22, 2002, the Reporting Persons beneficially owned, within the meaning of Exchange Act Rule 13d-3, 58,034,001 Shares, representing approximately 35.6% of the outstanding Shares of the Issuer. These Shares consisted of 57,500,001 Shares which the Reporting Persons had the right to acquire within 60 days upon conversion of (i) their one share of super voting common stock in the Issuer and
(ii) their 57,500,000 membership units in bn.com, together with their 534,000 Shares acquired pursuant to the purchase program described above.

     Upon the formation of the group with Bertelsmann on October 22, 2002, the Reporting Persons were deemed to have acquired all Shares beneficially owned by Bertelsmann on that date and, as a result, the Reporting Persons were deemed to have beneficial ownership, within the meaning of Exchange Act Rule 13d-3, on that date of 115,534,002 Shares, representing approximately 70.9% of the outstanding Shares of the Issuer. The additional Shares deemed acquired by the Reporting Persons consisted of 57,500,001 Shares which Bertelsmann had the right to acquire within 60 days upon conversion of (i) its one share of super voting common stock in the Issuer and (ii) its 57,500,000 membership units in bn.com.

     As of the date of this Statement, the Reporting Persons beneficially owned, within the meaning of Exchange Act Rule 13d-3, 115,764,002 Shares, representing approximately 71.0% of the outstanding Shares of the Issuer. These Shares consisted of the 115,534,002 Shares described above, together with an additional 160,000 Shares purchased by B&N and an additional 70,000 Shares purchased by Bertelsmann since October 22, 2002.

     Except as set forth in this Item 5(a) and in Schedule B attached hereto and incorporated herein by reference, none of the Reporting Persons, and, to the best of their knowledge, any persons named in Schedule A hereto beneficially owns any Shares.

     (b) The Reporting Persons have sole power to vote and to dispose of the 58,034,001 Shares they beneficially owned prior to the formation of a group with Bertelsmann on October 22, 2002, as well as the additional 160,000 Shares purchased by the Reporting Persons since the formation of the group. The Reporting Persons do not have any power, whether sole or shared, to vote or to dispose of any of the 57,500,001 Shares beneficially owned by Bertelsmann prior to the formation of the group or any of the 70,000 Shares purchased by Bertelsmann since the formation of the group.

CUSIP No. 067846 10 5                   13D                        Page 6 of 14

     (c) Except as set forth in Schedule C attached hereto and incorporated herein by reference, no transactions in the Shares have been effected during the past 60 days by the Reporting Persons or, to the best knowledge of the Reporting Persons, by any of the persons named in Schedule A.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     B&N announced on October 1, 2002 that, subject to market conditions and from time to time, it intends to purchase up to $10 million of Shares in the open market or through privately negotiated transactions. On October 23, 2002, Bertelsmann announced that it intends to purchase, from time to time subject to market conditions and securities law considerations, Shares in the open market or through privately negotiated transactions, and that it will coordinate these purchases of Shares with the purchases by B&N.

     On October 22, 2002, prior to Bertelsmann's announcement described above, the Reporting Persons and Bertelsmann agreed to coordinate their purchases of Shares in order to, among other things, comply with the safe harbor provisions of Exchange Act Rule 10b-18, including the "one broker" requirement and the volume limitations.

     Except for the agreement to cooperate in connection with the purchase of Shares in the open market or through privately negotiated transactions described above, and the materials filed as Exhibits in Item 7 below, to the best knowledge of the Reporting Persons, there are no contracts, agreements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Joint Filing Agreement dated as of October 31, 2002 between Barnes & Noble, Inc. and B&N.com Holding Corp.

     Exhibit 2: Second Amended and Restated Limited Liability Company Agreement of barnesandnoble.com llc effective as of May 28, 1999, among Bertelsmann AG, BOL.US Online, Inc., Barnes & Noble, Inc., B&N.com Holding Corp. and barnesandnoble.com inc., incorporated by reference to Exhibit 10.1 of the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed on April 2, 2001.

     Exhibit 3: Amendment No. 1 to Second Amended and Restated Limited Liability Company Agreement of barnesandnoble.com llc effective as of May 28, 1999, among Bertelsmann AG, BOL.US Online, Inc., Barnes & Noble, Inc., B&N.com Holding Corp. and barnesandnoble.com inc., incorporated by reference to Exhibit 10.30 of the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed on March 30, 2000.

     Exhibit 4: Stockholders Agreement of barnesandnoble.com inc. dated as of May 28, 1999, among Bertelsmann AG, BOL.US Online, Inc., Barnes & Noble, Inc., B&N.com Holding Corp. and barnesandnoble.com inc., incorporated by reference to
Exhibit 10.3 of the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed on April 2, 2001.

     Exhibit 5: Formation Agreement dated as of November 12, 1998, effective as of 11:59 P.M. on October 31, 1998, among Bertelsmann AG, BOL.US Online, Inc., Barnes & Noble, Inc., B&N.com Holding Corp., B&N.com Member Corp. and barnesandnoble.com inc., incorporated by reference to Exhibit 10.5 of the Issuer's Pre-Effective Amendment No. 1 to Registration Statement on Form S-1, filed on March 18, 1999.

CUSIP No. 067846 10 5                   13D                        Page 7 of 14

     Exhibit 6: Amended and Restated Certificate of Incorporation of barnesandnoble.com inc., incorporated by reference to Exhibit 3.1 of the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed on April 2, 2001.

     Exhibit 7: Amended and Restated By-Laws of barnesandnoble.com inc., incorporated by reference to Exhibit 3.2 of the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed on April 2, 2001.

CUSIP No. 067846 10 5                   13D                        Page 8 of 14

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 31, 2002


BARNES & NOBLE, INC.


By: /s/Lawrence S. Zilavy
    --------------------------------
    Lawrence S. Zilavy
    Chief Financial Officer


B&N.COM HOLDING CORP.


By: /s/Lawrence S. Zilavy
    --------------------------------
    Lawrence S. Zilavy
    Chief Financial Officer

                                                                      SCHEDULE A

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                 BARNES & NOBLE, INC. AND B&N.COM HOLDING CORP.

The name, business address, title, present principal occupation or employment of each of the executive officers and directors of Barnes & Noble, Inc. and B&N.com Holding Corp. are set forth below. If no business address is given, the officer's or director's business address is 122 Fifth Avenue, New York, NY 10011. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Barnes & Noble, Inc. and B&N.com Holding Corp., at 122 Fifth Avenue, New York, NY 10011. All of the persons listed below are citizens of the United States of America.


                                      Title and Present Principal Occupation
    Name and Business Address       Including Name and Address(1) of Employer
---------------------------------- ---------------------------------------------

Leonard Riggio.................... Chairman of the Board

Stephen Riggio.................... Vice Chairman

Mitchell S. Klipper............... Chief Operating Officer

J. Alan Kahn...................... President of Barnes & Noble Publishing Group*
                                   and Executive Vice President**

Lawrence S. Zilavy................ Chief Financial Officer

William F. Duffy.................. Executive Vice President, Distribution and
                                   Logistics
                                   100 Middlesex Center Boulevard
                                   Jamesburg, NJ 08831

Mary Ellen Keating................ Senior Vice President, Corporate
                                   Communications

David S. Deason................... Vice President, Barnes & Noble Development*
                                   1501 LBJ Freeway, Suite 290
                                   Dallas, TX 75025

Gary A. King...................... Vice President and Chief Information Officer

Joseph Lombardi................... Vice President, Controller

Michelle L. Smith................. Vice President, Human Resources

Michael N. Rosen.................. Secretary and Director

                                   Principal Occupation and Employer:
                                   Chairman, New York Office
                                   Bryan Cave LLP
                                   1290 Avenue of the Americas
                                   New York, NY 10104

                                      Title and Present Principal Occupation
    Name and Business Address       Including Name and Address(1) of Employer
---------------------------------- ---------------------------------------------
Matthew A. Berdon ................ Director

                                   Principal Occupation and Employer:
                                   Senior Partner
                                   F.B. & Co. LLP
                                   19 West 44th Street
                                   New York, NY  10036

Michael Del Giudice............... Director

                                   Principal Occupation and Employer:
                                   Senior Managing Director
                                   Millenium Credit Markets LLC
                                   One Rockefeller Plaza, Suite 2330
                                   New York, NY  10020

William Dillard, II............... Director

                                   Principal Occupation and Employer:
                                   Chairman and Chief Executive Officer
                                   Dillard's , Inc.
                                   1600 Cantrell Road
                                   Little Rock, AR 72201

Irene R. Miller................... Director

                                   Principal Occupation and Employer:
                                   Chief Executive Officer
                                   Akim, Inc.
                                   186 Riverside Drive
                                   New York, NY 10024

Margaret T. Monaco................ Director

                                   Principal Occupation and Employer:
                                   Vice President and Chief Operating Officer
                                   Merrill Lynch Ventures, LLC
                                   4 World Financial Center, 23rd Floor
                                   New York, NY 10080

William Sheluck, Jr............... Director

                                   Retired
                                   36 Greenleaf Farms Road
                                   Newtown, CT 06470
*  Barnes & Noble, Inc. only.

**  B&N.com Holding Corp. only.

(1) Same address as director's or officer's business address except where indicated.

                                                                      SCHEDULE B

     BENEFICIAL OWNERSHIP OF CLASS A COMMON STOCK OF BARNESANDNOBLE.COM INC. BY EXECUTIVE OFFICERS AND DIRECTORS OF BARNES & NOBLE, INC. AND B&N.COM
                                 HOLDING CORP.

To the knowledge of the Reporting Persons, the following table sets forth the number and percentage of shares of Class A Common Stock of barnesandnoble.com inc. ("Shares") owned by the executive officers and directors of Barnes & Noble, Inc. and B&N.com Holding Corp. Any such executive officer or director not named below is believed by the Reporting Persons to own no Shares. To the knowledge of the Reporting Persons, except as indicated below, the persons listed below have sole voting and dispositive power with respect to the Shares opposite their name.

         Name and Title of                  Number (and Percentage) of Shares
    Executive Officer or Director                   Beneficially Owned(1)
----------------------------------------- --------------------------------------

Leonard Riggio, Chairman of the Board               2,414,437 (1.5%)

Stephen Riggio, Vice Chairman                       2,830,000 (1.7%) (2)

Mitchell S. Klipper, Chief Operating Officer        227,010 (0.1%) (3)

J. Alan Kahn, President of Barnes & Noble
 Publishing Group                                   83,333 (0.1%)

Lawrence S. Zilavy, Chief Financial Officer         300 (0.0%)

William F. Duffy, Executive Vice President,
 Distribution and Logistics                         723,812 (0.4%) (4)

Mary Ellen Keating, Senior Vice President,
 Corporate Communications                           332 (0.0%)

Gary A. King, Vice President and Chief
 Information Officer                                606,565 (0.4%) (5)

Michael N. Rosen, Secretary and Director            60,000 (0.0%) (6)

Matthew A. Berdon, Director                         95,000 (0.1%)

Michael Del Giudice, Director                       4,100 (0.0%)

William Dillard, II, Director                       15,000 (0.0%)

Irene R. Miller, Director                           10,000 (0.0%)

Margaret T. Monaco, Director                        9,275 (0.0%)

William Sheluck, Jr., Director                       60,000 (0.0%)


(1) Percentage determined after giving effect to beneficial ownership of Shares by Barnes & Noble, Inc. and Bertelsmann AG (i.e. after giving effect to the conversion of their super voting stock and membership units into Shares). Without giving effect to that conversion, the percentages in the above table would be 5.0%, 5.6%, 0.5%, 0.2%, 0.0%, 1.5%, 0.0%, 1.2% , 0.1%, 0.2%, 0.0%,
0.0%, 0.0%, 0.0% and 0.1%, respectively.

(2) Includes 2,630,000 Shares for which Mr. Riggio has an option to purchase exercisable within 60 days of the date of this Statement.

(3) Mr. Klipper's wife has sole voting and dispositive power over 7,700 of these Shares.

(4) All of these Shares are Shares for which Mr. Duffy has an option to purchase exercisable within 60 days of the date of this Statement.

(5) Includes 606,375 Shares for which Mr. King has an option to purchase exercisable within 60 days of the date of this Statement. The remaining 190 Shares are owned by Mr. King's wife, and she has sole voting and dispositive power with respect to those Shares.

(6) Includes 30,000 Shares for which Mr. Rosen has an option to purchase exercisable within 60 days of the date of this Statement.

                                                                      SCHEDULE C

                 TRANSACTIONS IN SHARES OF CLASS A COMMON STOCK
                 OF BARNESANDNOBLE.COM INC. WITHIN PAST 60 DAYS

To the knowledge of the Reporting Persons, the following table sets forth the transactions in shares of Class A Common Stock of barnesandnoble.com inc. effected by Barnes & Noble, Inc. and B&N.com Holding Corp. and their respective executive officers and directors within the past 60 days. All of the transactions listed for B&N.com Holding Corp were transactions effected pursuant to the purchase program described in this Schedule 13D. All of these transactions were effected through open market purchases using a single broker in transactions complying with the safe harbor provisions of Rule 10b-18 of the Securities Exchange Act of 1934.

A.    Purchases by B&N.com Holding Corp

        Date                 Number of Shares Purchased        Price Per Share
----------------------  ----------------------------------  --------------------
     October 2, 2002                  7,500                     $0.7600
     October 2, 2002                  7,500                     $0.7900
     October 2, 2002                  5,000                     $0.8000
     October 3, 2002                  5,000                     $0.7600
     October 3, 2002                  5,000                     $0.7900
     October 3, 2002                  5,000                     $0.8100
     October 3, 2002                  5,000                     $0.8200
     October 4, 2002                 15,000                     $0.8000
     October 4, 2002                  5,000                     $0.8100
     October 7, 2002                 39,000                     $0.8000
     October 8, 2002                 39,000                     $0.7987
     October 9, 2002                 39,000                     $0.7977
     October 10, 2002                25,000                     $0.7820
     October 11, 2002                39,000                     $0.7777
     October 14, 2002                52,000                     $0.7710
     October 15, 2002                52,000                     $0.7767
     October 16, 2002                52,000                     $0.7700
     October 17, 2002                85,000                     $0.7947
     October 18, 2002                52,000                     $0.8700
     October 28, 2002                20,000                     $1.1100
     October 29, 2002                70,000                     $1.1264
     October 30, 2002                35,000                     $1.1421
     October 31, 2002                35,000                     $1.2139

B.   Purchases by Executive Officers and Directors

         (1) On October 17, 2002, Michael Del Giudice, Director, purchased 4,100 Shares in an open market transaction at $0.76 per Share.

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of Barnes & Noble, Inc., a Delaware corporation ("B&N"), and B&N.com Holding Corp., a Delaware corporation and a wholly owned subsidiary of B&N ("B&N Holding"), agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, par value $0.001 per share, of barnesandnoble.com inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings. Each of B&N and B&N Holding acknowledges that it is responsible for the timely filing of its own Statement on Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning itself contained therein and that, as contemplated by Rule 13d-1(k)(1)(ii), no other person shall be responsible for the completeness or accuracy of the information concerning itself, unless such person knows or has reason to believe that such information is inaccurate. The parties to this Joint Filing Agreement expressly authorize each other to file on each other's behalf any and all amendments to such Statement on Schedule 13D. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.


Date:  October 31, 2002


                                       BARNES & NOBLE, INC.


                                       By: /s/Lawrence S. Zilavy
                                           --------------------------------
                                           Lawrence S. Zilavy
                                           Chief Financial Officer


                                       B&N.COM HOLDING CORP.


                                       By: /s/Lawrence S. Zilavy
                                           --------------------------------
                                           Lawrence S. Zilavy
                                           Chief Financial Officer

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